EXHIBIT 99.1

Himax Unveils Power-Saving iCT for TFT-LCD TVs and Monitors

Reducing Up to 50% Power Consumption While Enhancing Image Quality at Low Costs

TAINAN, Taiwan, Dec. 2, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced the introduction of iCT (Infinity Color Technology), an innovative and proprietary image processing technology which enables significant power saving for TFT-LCD TVs and monitors, regardless of CCFL (Cold Cathode Fluorescent Lamp) or LED (Light-Emitting Diode) backlights, while enhancing image quality. Developed by Himax Media solutions, a Himax subsidiary, the innovative iCT is a unique and cost-effective approach in optimizing power efficiency and image quality.

Power saving is an important concept in the flat panel display industry. For example, the California Energy Commission recently approved an energy efficiency standard for televisions. When the standard is implemented in 2011, new TVs sold in California should consume at least 33 percent less electricity. Likewise in China, the world's largest TFT-LCD TV market, a similar energy-saving concept has been advocated at various events. However, with current power-saving technologies, there is always a conflict or trade-off among power-saving, image quality, and the costs to achieving both goals. To optimize energy efficiency, panel and system makers are aggressively seeking the best solution which has promised a bright future for green technologies.

TFT-LCD backlight, either CCFLs or LEDs, typically maintains a constant brightness at all times, regardless of the displayed images. One commonly-adopted technique in saving backlight power is CABC (Content Adaptive Backlight Control) which dynamically adjusts the backlight and contents. While this pure digital approach is able to save panel power, it inevitably leads to loss in gray scales while adjusting gamma curve and thus an undesired image quality. These side effects could be mitigated by using 10-bit or higher TFT-LCD panels, as adopted by a few Japanese tier one TV brands. However, higher bit TFT-LCD panel also leads to higher costs, which prevents wide adoption.

Dr. Linkai Bu, Chief Technology Officer of Himax Media Solutions, commented, "iCT is an unique image processing technology, combining Himax's expertise in liquid crystal driving and Himax Media Solutions' know-how on video processing. Compared to conventional pure digital image processing in timing controller and video processor, iCT is an innovative mixed-mode image processing technology which not only enhances image quality, but saves up to 50% of panel power in certain image contents. Tier-one TFT-LCD panel makers and system makers world-wide are highly interested in adopting iCT in their products as they expect iCT will be one of the key differentiators for their next generation TFT-LCD TVs and monitors, some of which are expected to hit the market by mid 2010. In relation to iCT and its associated image processing know-how, Himax has filed more than 30 patents in Taiwan, China, and the US."

Dr. Chun-Yen Chang, one of the Foreign Associates of National Academy of Engineering, U.S.A. and a Himax independent director, also commented, "Himax is leading the industry ushering into a new era of power saving technology for TFT-LCD TVs and monitors by thinking outside of the box from a brand new perspective."

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, expected benefits, performance and capabilities of infinity Color Technology are forward-looking statements that are subject to risks and uncertainties. These risks and uncertainties, which could cause forward-looking statements and results to differ materially, include, without limitation: potential errors, design flaws or other problems with infinity Color Technology, our ability to develop products with infinity Color Technology that meet customer demands and generate acceptable margins; our ability to successfully complete commercial testing of products with infinity Color Technology supporting end applications; our ability to adjust our operations in response to changes in demand for products with infinity Color Technology or demand for new products with infinity Color Technology requested by our customers, our ability to specify, develop or acquire, complete, introduce, market and transition to volume production products with infinity Color Technology in a cost-effective, and our ability to timely manner, to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on May 15, 2009, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com